SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549


                           FORM 6-K

                Report of Foreign Private Issuer


              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934


                       05 April 2004


                        BT Group plc
         (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

           (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Launch of BT Broadband Basic announcement made on 1 March 2004
             2.  Transaction in Own Shares announcement made on 1 March 2004
             3.  Director Shareholding announcement made on 1 March 2004
             4.  Transcomm First Closing announcement made on 2 March 2004
             5.  Transaction in Own Shares announcement made on 2 March 2004
             6.  Director Shareholding annoucement made on 15 March 2004
             7.  Director Shareholding annoucement made on 15 March 2004
             8.  Transcomm Offer unconditional announcement made on 15 March
                 2004
             9.  Statement re pricing announcement made on 24 March 2004



Enclosure 1

                 BT BREAKS THROUGH GBP20 BROADBAND PRICE BARRIER


BT today announced plans to further accelerate broadband growth with the launch of a new cut-price service called BT Broadband Basic.
     The new package gives customers a real broadband experience - with surfing speeds up to ten times that of ordinary dial-up services, but costing just GBP19.99* a month.
     BT Broadband Basic is aimed at those customers who are currently dial-up users or new to the internet, taking the first step on the broadband ladder.
     Duncan Ingram, managing director, BT Openworld, said: "The Basic package provides a simple to use, low-cost entry level service but with the equivalent speed of our other broadband products - unlike some of our competitors who offer so-called low cost broadband packages which, at best, run at half the speed of BT's basic broadband service.
     "Getting not so broad broadband from other providers presents major limitations on what you can do on the internet, with much more time spent waiting for things to download, like web pages, music tracks and video clips.
     "Other activities such as online gaming could prove frustrating when players with faster broadband connections constantly leave you standing.
     "The launch of BT Broadband Basic represents a major addition to the creation of Broadband Britain.
     "We have broken through the GBP20 price barrier which - combined with the fact that more than 85 per cent of UK homes and businesses are now connected to broadband enabled exchanges - means there is an even greater incentive for people to join the ever growing BT Broadband community.
     "Now for just a few pounds more than a dial-up service, customers can enjoy the benefits of surfing and e-mail at ten times the speed whilst freeing up their phone line to make and receive calls
     "We have kept the Basic package price competitive by designing it around the basic requirements that many potential customers want from a broadband service.
     "For example, we have included a data allowance of 1Gb a month and designed our free customer help and support service to be used solely online."
     Ingram added: "BT Broadband Basic is just the first initiative in our future broadband strategy. In the coming weeks we will be announcing a whole host of portfolio developments and enhancements which will be key in helping BT hit its five million connections target during 2006."

Notes to Editors:

- BT Broadband Basic operates at up to 512Kb, the same as BT Broadband and BT Yahoo! Broadband
- *GBP19.99 is the price for Direct Debit Customers (GBP20.99 otherwise)
- Start up price is GBP80 (GBP30 activation fee and GBP50 Modem).
- Basic is available to customers purchasing online via BT.com.
- BT Broadband Basic service features a usage allowance of 1Gb a month. Provides capability to download:
   -         100 large software programs, or
   -         10,000 pictures, or
   -         200 MP3 music tracks, or
   -         650 short videos or
   -         20,000 web pages
- BT Broadband Basic is suitable for single PC use only and does not support home networking.
- Package features a 12 month minimum term contract.
- Sold exclusively with the new Voyager 105 DSL Modem
- A GBP30 fee will be chargeable for customers downgrading from BT Broadband, BT Yahoo! Broadband or either of BT's 1MB services. In addition downgrading customers must also pay GBP50 for the Voyager modem.

Competitor offerings:
ISP       Speed     Rental                    Activation fee
Tiscali   150Kb     GBP15.99 (offer)            GBP25 (free at moment)
Ntl       150Kb     GBP17.99                    GBP50**
Tiscali   256Kb     GBP19.99                    GBP50

**GBP50 for existing customers, GBP75 for new customers
All prices do not include discount offers on modems and/or activation fees.


For more information please contact:

Jon Carter, BT Retail Press office: 020 7356 4523
Mike Jarvis, BT Retail Press office: 020 7356 6045


About BT's consumer broadband family
BT's broadband family is designed to give consumers the ultimate broadband internet experience. Our range of simple packages, offering different speeds and prices, means that no matter what your needs - BT has the answer. The services within BT's consumer broadband family are:

BT Broadband Basic - 'Fast, no frills' Price: GBP19.99/month (if pay via DD), GBP30 activation charge and GBP50 modem.
Features & Benefits:
- Up to 10x faster than the speed of dialup
- Ideal for the lighter user, 1 Gig usage allowance per month i.e. 200 music tracks
- Choose your own content and services from the web, access to exclusive Partner offers
- Unlimited online support
- Telephone support at Premium rate

BT Broadband - 'Freedom to choose'
Price: GBP27/month (if pay via DD)
Features & Benefits:
- Up to 10x faster than the speed of dialup
- Unlimited online & free telephone support
- Choose your own content and services from the web, access to exclusive Partner offers
- Ideal for sharing broadband across one or more PC's and gaming

BT Yahoo! Broadband - 'A complete package'
Price: GBP29.99/month
Features & Benefits:
- Up to 10x faster than the speed of dialup
- 11 free email addresses, instant messenger and your own web space
- Free firewall, pop up ad-blocker, email protection and parental controls
- Personalised content for the entire family
- Ideal for sharing broadband across one or more PCs and playing online games

BT Broadband 1mb - 'Freedom to choose for speed fanatics'
Price: GBP38/month (if pay via DD)
Features & Benefits:
- Up to 20x faster than the speed of dialup
- Get all the benefits of BT Broadband at twice the speed Perfect for richer content like downloading music or videos
- Unlimited online & free telephone support

BT Yahoo! Broadband 1mb - 'The complete package for speed fanatics'
Price: GBP40.99/month
Features & Benefits:
- Up to 20x faster than the speed of dialup
- Get all the benefits of BT Yahoo Broadband at twice the speed, 11 free email addresses, instant messenger and your own web space
- Free firewall, pop up ad-blocker, email protection and parental controls
- Personalised content for the entire family


Enclosure 2


Monday, 1 March 2004

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through Merrill Lynch International 3,000,000 ordinary shares at a price of 177.35 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 7,700,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,626,929,038.



Enclosure 3



                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc

2) Name of Director

Sir Christopher Bland
Ben Verwaayen
Ian Livingston
Pierre Danon
Andy Green
Paul Reynolds

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Adjustment in technical interest of the above directors

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Ilford Trustees (Jersey) Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single company PEP and if discretionary/non discretionary

Adjustment in technical interest of the above directors following the vesting of an award to a participant in the BT Group Retention Share Plan

7) Number of shares/amount of stock acquired:

n/a

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

138,108 BT Group shares

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share
GBP1.763948

13) Date of transaction

01 March 2004

14) Date Company informed

01 March 2004

15) Total holding following this notification

n/a

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following details (17 - 22)

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

No change

23) Any additional information

The above named Directors have technical interests, as at 01 March 2004 under
Schedule 13 to the Companies Act as follows:

   - A technical interest, together with all employees of BT Group plc in 116,819 Ordinary Shares held by the Trustee of the BT Group Employee Share Investment Plan, Halifax Corporate Trustees Limited;
   - A technical interest, together with all employees of BT Group plc in 30,463,435 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans.

24) Name of contact and telephone number for queries

John Challis 020 7356 4086

25) Name of signature or authorised company official responsible for making this notification

John Challis

Date of Notification: 01 March 2004

End


Enclosure 4

BT GROUP PLC

OFFER FOR TRANSCOMM PLC
Not for release, publication or distribution in or into the USA, Canada or Japan.

FOR IMMEDIATE RELEASE
2 March 2004

                         British Telecommunications plc

                             Recommended cash offer

                                      for

                                 Transcomm plc

                Level of Acceptances and Extension of the Offer

British Telecommunications plc ("BT") announces that, as at 3.00 p.m. on 1 March 2004, being the first closing date of the Offer, valid acceptances of the Offer had been received in respect of a total of 82,579,898 Transcomm Shares, representing approximately 80.31 per cent. of the issued share capital of Transcomm. The Offer has been extended for a period of 7 days and will, therefore, remain open for acceptance until 3.00 p.m. on 8 March 2004.

Transcomm Shareholders are advised that if the acceptance condition of the Offer is not satisfied by 3.00 p.m. on 8 March 2004, BT might not extend the Offer beyond 8 March 2004, in which case the Offer would lapse. However, BT reserves the right to extend the Offer, should it wish to do so.

On 23 January 2004, BT announced that it had received irrevocable undertakings to accept the Offer in respect of 49,652,107 Transcomm Shares, representing approximately 48.3 per cent. of the issued share capital of Transcomm.

Neither BT, nor any person acting, or deemed to be acting, in concert with BT for the purpose of the Offer owned, or controlled, any Transcomm Shares or any rights over any Transcomm Shares immediately prior to the commencement of the Offer Period. Neither BT, nor any person acting, or deemed to be acting, in concert with BT for the purposes of the Offer has acquired or (other than pursuant to the Offer) agreed to acquire any Transcomm Shares or (save for the irrevocable undertakings to accept the Offer referred to in the announcement by BT on 23 January 2004) any rights over any Transcomm Shares during the Offer Period. None of the valid acceptances referred to above have been received from persons acting in concert with BT.

Transcomm Shareholders who have not yet accepted the Offer and who wish to do so are strongly encouraged to complete and return the Form of Acceptance (whether or not their Transcomm Shares are held in CREST) as soon as possible and, in any event, so as to be received by post or (during normal business hours) by hand by Lloyds TSB Registrars plc, Princess House, 1 Suffolk Lane, London EC4R 0AX by no later than 3.00 p.m. on 8 March 2004.

Words and expressions defined in the offer document dated 7 February 2004 have the same meaning in this announcement, unless the context requires otherwise.



The directors of British Telecommunications plc accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of British Telecommunications plc (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

PricewaterhouseCoopers LLP, which is authorised and regulated in the United Kingdom by the Financial Services Authority for designated investment business, is acting exclusively for BT Group plc and British Telecommunications plc and for no one else in relation to the Offer and will not be responsible to anyone other than BT Group plc and British Telecommunications plc for providing the protections afforded to clients of PricewaterhouseCoopers LLP or for giving advice in relation to the Offer or any other matter referred to in this document.

The Offer is not being made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, electronic mail, facsimile transmission, telex or telephone) or interstate or foreign commerce of, or any facilities of a national securities exchange of, the USA, or in or into Canada or Japan, and, subject to certain exceptions, the Offer is not capable of acceptance by any such use, means or instrumentality or facilities or from or within the USA, Canada or Japan. Accordingly, this announcement is not being made in the USA, Canada or Japan and copies of this announcement are not being, and must not be, mailed or otherwise forwarded, transmitted, distributed or sent in, into or from the USA, Canada or Japan. Doing so may render invalid any purported acceptance of the Offer. Any person (including, without limitation, nominees, trustees or custodians) who are overseas persons or who would, or otherwise intend to, forward this announcement to any jurisdiction outside the United Kingdom or to overseas persons should seek appropriate professional advice before taking any action.

                      This information is provided by RNS
            The company news service from the London Stock Exchange

END

Enclosure 5

Tuesday, 2 March 2004

                                  BT GROUP PLC
                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through Merrill Lynch International 5,062,000 ordinary shares at a price of 177.36 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, BT Group plc holds 12,762,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,621,867,038.


Enclosure 6


                                   SCHEDULE 11
          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1) Name of company
BT Group plc

2) Name of Director
Paul Reynolds

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest. Director in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
Halifax Corporate Trustees Limited (as Trustee of the BT Group Employee Share Investment Plan).

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s) n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary Monthly purchase of shares under the terms of the BT Group Employee Share Investment Plan.

7) Number of shares/amount of stock acquired:
Purchase of 68 shares at 183.75p per share.

8) Percentage of issued class
n/a

9) Number of shares/amount of stock disposed n/a

10) Percentage of issued class
n/a

11) Class of security
Ordinary shares of 5p each

12) Price per share
183.75p

13) Date of transaction
12 March 2004

14) Date Company informed
15 March 2004

15) Total holding following this notification
Paul Reynolds:
    1. 46,823 ordinary shares - personal holding;
    2. 154,140 ordinary shares under BT Incentive Share Plan - contingent award;
    3. 156,687 shares under BT Group Deferred Bonus Plan;
    4. 11,999 shares under BT Executive Share Plan - contingent award;
    5. Options over 4,555 shares under BT Group Employee Sharesave Scheme;
    6. Options over 1,457,124 shares under BT Group Global Share Option Plan.

16) Total percentage holding of issued class following this notification n/a


If a director has been granted options by the company please complete the following boxes

17) Date of grant
n/a

18) Period during which or date on which exercisable n/a

19) Total amount paid (if any) for grant of the option n/a

20) Description of shares or debentures involved: class, number n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise n/a

22) Total number of shares or debentures over which options held following this notification n/a

23) Any additional information
The above named Director has a technical interest, as at 15 March 2004 under
Schedule 13 of the Companies Act as follows:

   - A technical interest, together with all employees of BT Group plc in 116,819 Ordinary Shares held by the Trustee of the BT Group Employee Share Investment Plan, Halifax Corporate Trustees Limited;
   - A technical interest, together with all employees of BT Group plc in 30,601,543 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

24) Name of contact and telephone number for queries
Graeme Wheatley, 020 7356 6372

25) Name of signature or authorised company official responsible for making this notification
Graeme Wheatley

Date of Notification: 15 March 2004


End

Enclosure 7

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc

2) Name of Director

Sir Christopher Bland
Ben Verwaayen
Ian Livingston
Pierre Danon
Andy Green
Paul Reynolds

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Adjustment in technical interest of the above directors

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Halifax Corporate Trustees Ltd

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single company PEP and if discretionary/non discretionary

Adjustment in technical interest of the above directors

7) Number of shares/amount of stock acquired:

Recovery of 25,045 BT Group shares by Halifax Corporate Trustees Limited as Trustee of the BT Group Employee Share Investment Plan from awards made to non-eligible individuals.

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share

n/a

13) Date of transaction

12 March 2004

14) Date Company informed

15 March 2004

15) Total holding following this notification

n/a

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following details (17 - 22)

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

No change

23) Any additional information

The above named Directors have technical interests, as at 16 February 2004 under
Schedule 13 of the Companies Act as follows:

   - A technical interest, together with all employees of BT Group plc in 141,864 Ordinary Shares held by the Trustee of the BT Group Employee Share Investment Plan, Halifax Corporate Trustees Limited;
   - A technical interest, together with all employees of BT Group plc in 30,601,543 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

24) Name of contact and telephone number for queries

John Challis 020 7356 4086

25) Name of signature or authorised company official responsible for making this notification
John Challis

Date of Notification: 15 March 2004

End


Enclosure 8

BT GROUP PLC

OFFER FOR TRANSCOMM PLC
Not for release, publication or distribution in or into the USA, Canada or Japan.

FOR IMMEDIATE RELEASE
15 March 2004

                         British Telecommunications plc

                             Recommended cash offer

                                      for

                                 Transcomm plc

                  Offer declared unconditional in all respects

British Telecommunications plc ("BT") is pleased to announce that all conditions relating to the Offer, as set out in the offer document dated 7 February 2004, have now been satisfied or waived. Accordingly, the Offer has been declared unconditional in all respects.

The Offer has been extended and will remain open for acceptance until 3.00pm on 5 April 2004.

Transcomm Shareholders are advised that BT might not extend the Offer beyond 3.00pm on 5 April 2004, in which case it would not be possible to accept the Offer after that time. However, BT reserves the right to extend the Offer should it wish to do so.

Transcomm Shareholders who have not accepted the Offer are strongly encouraged to complete and return their Form of Acceptance (whether or not their Transcomm Shares are held in CREST) as soon as possible to be received by post or (during normal business hours) by hand by Lloyds TSB Registrars, Princess House, 1 Suffolk Lane, London EC4R 0AX.

By 3.00 p.m. on 15 March 2004 valid acceptances of the Offer had been received in respect of a total of 90,728,131 Transcomm Shares, representing approximately
88.24 per cent. of the issued share capital of Transcomm.

BT intends to procure that Transcomm applies, as soon as practicable, to the London Stock Exchange for cancellation of the admission to trading of Transcomm Shares on AIM. It is anticipated that such cancellation will take effect no earlier than 8.00 a.m. on 14 April 2004, being the twentieth business day following the date of this announcement.

Consideration due under the Offer will be despatched by 29 March 2004 in respect of Transcomm Shares for which valid and complete acceptances had been received by 3.00 p.m. on 15 March 2004. Consideration due in respect of valid and complete acceptances received after 3.00 p.m. on 15 March 2004 will be despatched within 14 days of such receipt.

On 23 January 2004, BT announced that it had received irrevocable undertakings to accept the Offer in respect of 49,652,107 Transcomm Shares, representing approximately 48.3 per cent. of the issued share capital of Transcomm.
Neither BT, nor any person acting, or deemed to be acting, in concert with BT for the purpose of the Offer owned, or controlled, any Transcomm Shares or any rights over any Transcomm Shares immediately prior to the commencement of the Offer Period. Neither BT, nor any person acting, or deemed to be acting, in concert with BT for the purposes of the Offer has acquired or (other than pursuant to the Offer) agreed to acquire any Transcomm Shares or (save for the irrevocable undertakings to accept the Offer referred to in the announcement by BT on 23 January 2004) any rights over any Transcomm Shares during the Offer Period. None of the valid acceptances referred to above have been received from persons acting in concert with BT.






Words and expressions defined in the offer document dated 7 February 2004 have the same meaning in this announcement, unless the context requires otherwise. The directors of British Telecommunications plc accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of British Telecommunications plc (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

PricewaterhouseCoopers LLP, which is authorised and regulated in the United Kingdom by the Financial Services Authority for designated investment business, is acting exclusively for BT Group plc and British Telecommunications plc and for no one else in relation to the Offer and will not be responsible to anyone other than BT Group plc and British Telecommunications plc for providing the protections afforded to clients of PricewaterhouseCoopers LLP or for giving advice in relation to the Offer or any other matter referred to in this document.

The Offer is not being made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, electronic mail, facsimile transmission, telex or telephone) or interstate or foreign commerce of, or any facilities of a national securities exchange of, the USA, or in or into Canada or Japan, and, subject to certain exceptions, the Offer is not capable of acceptance by any such use, means or instrumentality or facilities or from or within the USA, Canada or Japan. Accordingly, this announcement is not being made in the USA, Canada or Japan and copies of this announcement are not being, and must not be, mailed or otherwise forwarded, transmitted, distributed or sent in, into or from the USA, Canada or Japan. Doing so may render invalid any purported acceptance of the Offer. Any person (including, without limitation, nominees, trustees or custodians) who are overseas persons or who would, or otherwise intend to, forward this announcement to any jurisdiction outside the United Kingdom or to overseas persons should seek appropriate professional advice before taking any action.

Enclosure 9

March 24, 2004



                            BT REAFFIRMS COMMITMENT

                      TO COMPETITIVE PRICING BY ABOLISHING

                    STANDARD RATE FOR RESIDENTIAL CUSTOMERS




BT today announced plans to abolish its standard rate for residential customers and introduce a simpler range of low prices as part of its continuing strategy to make it easier for people to understand phone price comparisons and the value of what they get.

The plans will make BT cheaper for most UK calls than its major cable rivals. And even where some of its main non-cable rivals are cheaper for some UK calls, any differences per month in customer bills are likely to be minimal.

The simplified pricing structure will bring low call charges and reductions in line rental for all three BT Together fixed monthly-fee options. The changes will make it easier for customers to compare the value they get from BT with similar offerings from competitors.

Existing standard rate customers will move to join the five million already on BT Together Option 1, which will become the benchmark for BT's fixed- line call prices from July 1. Standard rate customers moving to Option 1 will pay just 3p a minute in the daytime and 5.5p for up to an hour per call in the evenings and weekends instead of up to 60p for just local calls at the old rate.

By driving down prices across all three of its Together options, UK national calls will be cheaper with BT than rivals Telewest and ntl anytime, day or night.

Gavin Patterson, group managing director, BT Consumer and Ventures, said: "These changes are the latest developments in our strategy to deliver more simplicity and value for our customers. They mean that arguments by other operators about how their prices compare with BT become virtually irrelevant. By driving down prices and making them simpler to understand, it will be much easier for customers to see how BT offers great value when compared to its main competitors. Now it will be far easier for customers to compare like-with-like when making decisions about their fixed-line phone services.

"The changes will also make BT highly competitive against the majority of its rivals for UK calls and within a whisker of most of those offering lower rates.

"Our increased competitiveness on price means customers can focus more on the overall value of what they get. They will need to weigh-up factors like the service, experience and added-value they can get from an established operator like BT when compared with what's on offer from more recent entrants to the market.

"We are determined to fight hard but fair to retain and even grow our share of the fixed-line market. These changes demonstrate our intention to meet head-on the twin challenges of carrier pre-selection and wholesale line rental, and overcome them. Customers will now benefit from simple, low charges. Compared to Telewest, for instance, there is no contest. With BT, 5.5p gets you up to an hour of chat. With Telewest, it doesn't even get you connected.

"By abolishing standard rate we have made life even simpler for all our residential customers - which is what they have told us they want from BT. Standard rate can be confusing with, for example, six different types of call price.

"Saving money on phone calls with BT now really is as easy as one, two, three."

BT Together customers will now pay a lower line rental than they were previously. BT Together Option 1 customers will pay GBP10.50 per month
(previously GBP11.50). They will also pay just 5.5p for up to an hour (previously 6p an hour) on all evening and weekend calls made in the UK.

For GBP6 a month more(previously GBP7) than Option 1, BT Together Option 2 offers free UK evening and weekend calls, while Option 3 gives free UK daytime, evening and weekend calls for an additional GBP15 a month (previously GBP18). BT Together Options 2 and 3 customers will benefit from the revised packages from April 1 and Option 1 customers from July 1.

                            For further information:

         Jon Carter, BT Retail press office   020 7356 4523
         Mike Jarvis, BT Retail press office  020 7356 6045

Notes to editors

Summary of changes

            BT Together     BT Together Option   BT Together Option 3
            Option 1 (the   2 (the evening and   (the anytime plan)++
            hour plan)+     weekend plan)++

            GBP10.50 per      BT Together Option   BT Together Option 1 +
            month*          1 + GBP6.00            GBP15.00
            (previously     i.e. GBP16.50 per      i.e. GBP25.50 per month*
            GBP11.50)         month*               (previously GBP28.50)
                            (previously GBP17.50)

Evenings    5.5 pence for   No call charge for   No call charge for up
and         up to an hour   up to an hour per    to an hour per call.
Weekends    per call.       call.
            1 pence per     1 pence per minute   1 pence per minute
            minute          thereafter           thereafter
            thereafter

Daytime     3 pence per     3 pence per          No call charge for up
            minute          minute               to an hour. 3 pence per
                                                 minute thereafter
            5p minimum      5p minimum call
            call charge     charge applies
            applies

+ new pricing on BT Together Option 1 introduced on July 1 2004

++ new pricing on BT Together Options 2 and 3 introduced on April 1 2004

* charges based on payment of bill by direct debit or monthly payment plan



Comparisons of BT's new pricing structure with competitors

 1. -Cost of a 10-minute national call (in pence)

                                         Daytime    Evening    Weekend


    Competitor

    BT Together Option 1                      30        5.5        5.5

    British Gas Choice 1                      30        5.9        5.9

    Carphone Talk 70                          27        5.5        5.5

    NTL 6p Plan                               35          6          6

    One.Tel International Talk                28         28         28

    ReachHomecall Standard (Phones4U)       59.3       29.6       11.3

    Tele2                                     25          8          8

    Telewest 321                              36         26         16





 2. -BT Together Option 1 features from July 1 2004 compared with competitors

                      Monthly       Monthly Fees   Fixed Call   Maximum time
                      Difference    (incl. BT      rate for
                      BT Together   line rental,   evenings
                      Option 1 to   where          and
                      Competitor    appropriate)   weekends

    BT Together           -              GBP10.50         5.5p      60 minutes
    Option 1

    British Gas       GBP1.50 more         GBP12.00         5.9p      60 minutes
    Choice 1

    Carphone Talk 70    none             GBP10.50         5.5p      70 minutes


    Euphony Option 1  GBP2.00 more         GBP12.50         4.8p      60 minutes


    NTL 6p Plan       GBP1.00 more         GBP11.50         6.0p      60 minutes


    One.Tel           GBP1.00 more         GBP11.50         5.5p      60 minutes
    StandardUKTalk

    Reach Homecall    GBP1.50 more         GBP12.00         6.0p      75 minutes
    Standard
    (Phones4U)

    Tele2                     No comparable tariff is offered.

    Telewest                  No comparable tariff is offered.

    Figures assume that payment is by monthly Direct Debit.



 3. - BT Together Option 2 monthly fees from July 1 2004 compared with competitors

    Plan                    Monthly Difference    Monthly Fees (incl. BT
                            to BT Together        line rental, where
                            Option 2              appropriate)

    BT Together Option 2         -                      GBP16.50


    British Gas Choice 2        none                    GBP16.50

    Carphone Warehouse
    Talk 70                  1p less                    GBP16.49

    Euphony - Option 2       GBP2.00 more               GBP18.50

    NTL Talk                GBP2.00 more                GBP18.50
    Unlimited

    One.Tel                  1p less                    GBP16.49
    LeisureUKTalk

    Reach Homecall             none                     GBP16.50
    Off-Peak 25
    (Phones4U)

    Tele2                      N/A                 Not available


    Telewest - Talk         GBP1.00 more                GBP17.50
    Evening and
    Weekends

    Figures assume that payment is by monthly Direct Debit.




 4. - BT Together Option 3 monthly fees from July 1 2004 compared with competitors

Plan                    Monthly Difference to   Monthly Fees (incl. BT line
                        BT Together Option 3    rental, where appropriate)

BT Together Option 3           -                                GBP25.50

British Gas -                none                               GBP25.50
Choice 3

Carphone Talk 70          GBP2.01 less                          GBP23.49
Unlimited

Euphony - Option 3        GBP4.00 more                          GBP29.50

NTL Talk Unlimited 24      50p less                             GBP25.00

One.Tel                    1p less                              GBP25.49
TotalUKTalk

Reach Homecall             2p less                              GBP24.48
Anytime 25
(Phones4U)

Tele2                        N/A                           Not available

Telewest                   50p more                             GBP26.00
TalkUnlimited

Figures assume that payment is by monthly Direct Debit.


About BT

BT Group plc is the listed holding company for an integrated group of businesses providing voice, data and video services in the UK and elsewhere in Europe. British Telecommunications plc, a wholly-owned subsidiary of BT Group, holds virtually all businesses and assets of the BT group.

BT is one of Europe's leading providers of telecommunications services. Its principal activities include local, national and international telecommunications services, higher-value broadband and internet products and services, and IT solutions. In the UK, BT serves over 20 million business and residential customers with more than 29 million exchange lines, as well as providing network services to other licensed operators.

BT consists principally of three lines of business:

   -BT Retail, serving businesses and residential customers and including BT
    Openworld, one of the UK's leading ISPs.

   -BT Wholesale, providing network services and solutions within the UK, including ADSL, conveyance, transit, bulk delivery of private circuits, frame relay and ISDN connections.

   -BT Global Services, BT's managed services and solutions provider, serving multi-site organisations worldwide. Its core target market is the top 10,000 global multi-site organisations with European operations.

There are a number of other businesses within the BT group, including BT Exact, an internationally renowned centre of excellence in IT and networking technologies. It is also BT's technology and research and development business.

In the year ended 31 March 2003, BT's turnover was GBP18,727m. with profit before taxation of GBP1,829m.

For more information, visit www.bt.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date 05 April 2004